DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

TSX.V Trading Symbol:  DRI

For Immediate Release

April 24, 2008

Dorato Announces the Completion of its Change of Business

Vancouver, Canada- Dorato Resources Inc. (“Dorato”) is pleased to announce that it has received the approval of the TSX Venture Exchange (the “TSXV”) to complete its change of business previously announced on November 19, 2007.  Dorato has met the requirements to be listed as a TSXV Tier 2 company. Therefore, effective April 25, 2008, Dorato’s listing will transfer from NEX to the TSXV and Dorato’s common shares will commence trading under the symbol “DRI”.

As previously announced, Dorato has entered into four agreements with several Peruvian Nationals to acquire options to earn a 100% interest in 64 mineral claims located in Peru (the “Mineral Claims”). As consideration for the Mineral Claims, Dorato has agreed to issue 7,150,000 common shares in stages and pay a total of US $1,220,000. Certain material terms of the option agreements are as follows:

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Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”). In order to earn a 100% interest in the Vicmarama Property, Dorato has agreed to issue a total of 750,000 common shares. Upon acceptance by the TSXV 250,000 shares were issued and the remaining 500,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $250,000 as consideration for the Vicmarama Property.

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Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest, Dorato has agreed to issue 1,500,000 common shares .  Upon acceptance by the TSXV 250,000 of these shares were issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $300,000 as consideration for the Maravilla Property.

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Dorato has the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, Dorato has agreed to issue 1,500,000 common shares.  Upon acceptance by the TSXV  250,000 of these shares were issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay US $400,000 as consideration for the Lahaina 1 Property.

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Dorato has the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, Dorato has agreed to issue 3,400,000 common shares.  Upon acceptance by the TSXV 400,000 of these shares were be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  Dorato has also agreed to pay US $270,000 as consideration for the Lahaina 2 Property.

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Dorato has also entered into an agreement with the shareholders of  Compania Minera Afrodita S.A.C. (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, Dorato has been granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US $8,000,000 payable over 36 months.

For the purposes of the TSXV manual, the acquisition of the Mineral Claims constitutes a change of business to the mining sector. A copy of the filing statement dated as of April 3, 2008 with respect to its change of business has been filed by Dorato under its profile at www.sedar.com. In accordance with the rules of the TSXV, Dorato has received written consent from shareholders holding in excess of a majority of the issued and outstanding shares to the change of business. Further details on the change of business and the acquisition terms of the Mineral Claims are described in the filing statement.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved or disproved the contents of this press release.

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.

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